Exhibit 99.1

BiondVax Announces Appointment of Amir Reichman as New CEO

Pharma Industry Veteran in Vaccines will Assume Role Full Time March 2, 2021 with Focus on Developing Product Pipeline in Infectious Diseases

Jerusalem, Israel – January 21, 2021 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a biopharmaceutical company focused on development and manufacturing of products for the prevention and treatment of infectious diseases, today announced the appointment of Amir Reichman as its new CEO. Mr. Reichman and Ron Babecoff, BiondVax’s founder and current CEO, will share duties during a transition period while Mr. Reichman completes his work obligations at GlaxoSmithKline (GSK), a global pharmaceutical company. Effective March 2, 2021, Mr. Reichman will assume the CEO position full time and Mr. Babecoff will continue as Senior Advisor to the Company.

Born and educated in Israel, Mr. Reichman currently serves as Head of Global Vaccines Engineering Core Technologies and Asset Management at GSK Vaccines headquarters in Belgium. Prior to his current role in global vaccines engineering, he served as Senior Director Global GSK Vaccines Supply Chain. Mr. Reichman joined GSK in 2015 after its acquisition of Novartis Vaccines. At Novartis Vaccines, he held various leadership roles of increasing responsibility in its Global Vaccines Supply Chain Management organization located in Holly Springs, NC, USA. In 2003, Mr. Reichman’s academic work at Ben Gurion University of the Negev contributed to the founding of NeuroDerm Ltd., an Israeli company focused on transdermal drug delivery systems that was acquired by Mitsubishi Tanabe Pharma in 2017 for $1.1B. He was NeuroDerm’s first employee and served as the company’s Chief Engineer and Senior Scientist until his departure in 2009. Mr. Reichman earned an M.Sc. in Biotechnology Engineering from the Ben-Gurion University of the Negev in Israel, and an MBA in Finance and Health Care Management from the Wharton School of the University of Pennsylvania, USA.

Mr. Mark Germain, BiondVax’s Chairman of the Board, commented, “The Board of Directors is extremely pleased that Amir has accepted the opportunity to lead BiondVax. After many years abroad, in which he gained pharmaceutical industry senior leadership experience at Novartis and GSK, his return to Israel comes at an auspicious time for BiondVax. Amir’s capabilities align closely with our vision of growing BiondVax into a multi-asset biopharmaceutical company with a focus on infectious diseases. Together, we are already working diligently to expand our pipeline in the infectious diseases space by leveraging our assets, including our vaccine manufacturing facility, IP, people and extensive drug development experience.”

Germain continued, “On behalf of the Board, I wish to thank and commend Ron for his unyielding dedication in founding BiondVax and leading it through preclinical development to eight clinical trials, construction of our state-of-the-art GMP vaccine manufacturing facility, as well as TASE and Nasdaq listings. A number of Ron’s accomplishments were unprecedented for an Israeli company and I think would compare favorably with the best in breed biotech companies anywhere, including the 12,400 participant, 105 site, seven country Phase 3 clinical trial that was conducted on time and on budget in the face of the growing threat of COVID-19, and the €24m European Investment Bank (EIB) non-dilutive financing agreement which was the first such EIB agreement with a non-EU country. Ron’s experience, knowledge and contribution as Senior Advisor will provide ongoing significant value to the Company and I look forward to continuing a strong, productive and beneficial working relationship.”

Mr. Amir Reichman noted, “I am extremely excited and thrilled to assume the role of BiondVax’s CEO. Thanks to the strong foundations built by Ron and his team, as well as the experience and ongoing support of our Board of Directors, BiondVax has tremendous potential to grow into a leading pharmaceutical company. Our mission at BiondVax is to create a healthier world by preventing and curing infectious diseases. To do that, I envision BiondVax becoming a world player; a trusted and preferred bio-pharma company known for its highly innovative products, fast product development, and reliable supply of high-quality and effective medicinal products. While results of the M-001 vaccine candidate’s Phase 3 trial were disappointing, our team has gained many strengths and experience in innovative product research, preclinical and clinical development, and GMP manufacturing in our state-of-the-art facility in Jerusalem. These organizational capabilities are key for a successful turnaround. We continue to believe there is a compelling need and demand for vaccines and therapeutics for infectious diseases, and we are currently exploring various potential paths forward including collaborations and other opportunities to build a new product pipeline that will help us achieve our mission. I wish to thank the board for their trust, and Ron for his support as I transition into the CEO role.”

Dr. Ron Babecoff commented, “After dedicating eighteen years towards the project of developing a universal flu vaccine, including fifteen as BiondVax’s President and CEO, I feel it is the right time to hand over leadership of the Company to Amir, who I believe has the right personality and experience to lead BiondVax to its next phase. I am proud of our accomplishments over the many years of intensive R&D activities from preclinical through a Phase 3 clinical trial, international collaborations such as with the NIH and the EIB, as well as construction of a new state-of-the-art vaccine manufacturing facility in Jerusalem. I would like to express my deep gratitude to my devoted team with whom we achieved so much over the years. I also wish to thank BiondVax’s board members and scientific advisory board, both current and previous, as well as our shareholders, and our many other stakeholders for their continuous support. Finally, I look forward to seeing BiondVax reach its new ambitious goals for the sake of improving global health.”

About BiondVax

BiondVax Pharmaceuticals Ltd. (NASDAQ: BVXV) is a biopharmaceutical company focused on development and manufacturing of products for the prevention of infectious diseases. The Company had been developing M-001, a novel flu vaccine candidate that was designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. In seven Phase 1/2 and Phase 2 clinical trials designed to test for immunogenicity, the Company was able to demonstrate M-001 was effective in stimulating an immune response to a broad range of flu strains. In October 2020, the Company completed a Phase 3 clinical trial of M-001 which failed to meet the trial’s primary and secondary efficacy endpoints. The company is now pursuing opportunities in the infectious disease space, including exploring several alternatives for development of a pipeline of assets. For more information, please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements, including statements regarding growing BiondVax into a leading multi-asset pharmaceutical company known for its highly innovative products, fast product development speed and reliable supply of high-quality and effective medicinal products. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, risks relating to the COVID-19 (coronavirus) pandemic; our ability to acquire rights to additional product opportunities; our ability to enter into collaborations on terms acceptable to us or at all; timing of receipt of regulatory approval of our manufacturing facility in Jerusalem; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; the adequacy of available cash resources and the ability to raise additional capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 and other filings filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to revise or update any forward-looking statement for any reason.